Filed Pursuant To Rule 433

Registration No. 333-275079

December 1, 2023

SEC meets with Grayscale, BlackRock about potential bitcoin ETFs

PUBLISHED THU, NOV 30 2023 6:12 PM EST

UPDATED THU, NOV 30 2023 6:58 PM EST

Key Points

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The SEC is formally engaging with asset managers ahead of a much anticipated decision on whether the regulator will approve a bitcoin exchange-traded fund.
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SEC officials also met with representatives from BlackRock and the Nasdaq on Wednesday, according to a separate memo.
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The growing confidence in the market that a bitcoin ETF will eventually be approved appears to have boosted the price of bitcoin.

Bitcoin.Filip Radwanski | Sopa Images | Lightrocket | Getty Images

The U.S. Securities and Exchange Commission is formally engaging with asset managers ahead of a much anticipated decision on whether the regulator will approve a bitcoin exchange-traded fund, according to memos published this week.

The regulator said in a memo that it met with Grayscale on Thursday about the potential conversion of the Grayscale Bitcoin Trust into an ETF. The SEC had previously blocked this move, but Grayscale challenged that decision in court and won.

SEC officials also met with representatives from BlackRock and the Nasdaq on Wednesday, according to a separate memo. BlackRock filed for a bitcoin ETF in June, followed shortly by a handful of other asset management firms.

While the SEC could still decide to block crypto ETFs, many industry experts expect that such funds will launch in the U.S. early next year. The regulator has delayed decisions on several bitcoin funds in recent months and may choose to approve or deny all applications at around the same time.

SEC Chair Gary Gensler has been a vocal critic of crypto but has said in recent public appearances that he would listen to his staff’s input on a potential bitcoin ETF.

Grayscale also recently hired John Hoffman, a longtime Invesco ETF executive, as a managing director. Hoffman will serve as the head of distribution and strategic partnerships for Grayscale, a sign that the crypto asset manager is gearing up to launch the fund if approved.

The growing confidence in the market that a bitcoin ETF will eventually be approved appears to have boosted the price of bitcoin. The cryptocurrency was trading above $37,000 on Thursday after falling to about $26,000 late this summer.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.